Mid-Continent Securities Advisors, Ltd.

The Benjamin Building
1218 Webster Street
Houston, Texas 77002

William H. Van Pelt, IV
Direct: (713) 289-6202
E-mail: bvp4@mccltd.com

Telephone: (713) 289-6200
Facsimile : (713) 289-6247

February 1, 2016

Exemption Report

Mid-Continent Securities Advisors, Ltd. is exempt from the filing requirement of Rule 15c3-3 under the exemption provided under (k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

Mid-Continent Securities Advisors, Ltd. has met this exemption continuously since the firm's inception, including the calendar year 2015.

William H. Van Pelt, IV
President

11